Exhibit 12.1
CVS HEALTH CORPORATION
Computation of Ratio of Earnings to Fixed Charges

	Unaudited
	Nine Months Ended
	September 30,		Fiscal Years
In millions	2014	2013	2013	2012	2011	2010	2009
Earnings:
Income from continuing operations before provision for income taxes	$5,487.8	$5,446.0	$7,527.1	$6,307.1	$5,750.5	$5,600.0	$5,888.9
Interest portion of net rental expense	583.3	559.5	750.3	741.7	715.8	687.8	642.6
Interest expense (net of interest capitalized)	480.2	378.9	517.5	561.2	588.5	539.4	530.5
Adjusted earnings	$6,551.3	$6,384.4	$8,794.9	$7,610.0	$7,054.8	$6,827.2	$7,062.0
Fixed Charges:
Interest portion of net rental expense	583.3	559.5	750.3	741.7	715.8	687.8	642.6
Interest expense (net of interest capitalized)	480.2	378.9	517.5	561.2	588.5	539.4	530.5
Interest capitalized	14.4	18.9	24.6	28.6	36.5	47.2	39.1
Total fixed charges	$1,077.9	$957.3	$1,292.4	$1,331.5	$1,340.8	$1,274.4	$1,212.2
Ratio of earnings to fixed charges	6.08x	6.67x	6.81x	5.72x	5.26x	5.36x	5.83x